UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                         BETA OIL & GAS, INC.
_______________________________________________________________________
                           (Name of Issuer)


               Common Stock, par value $.001 per share
________________________________________________________________________
                    (Title of Class of Securities)


                              08659A104
________________________________________________________________________
                            (CUSIP Number)

                           Mr. Joe Burnett
                         Beta Oil & Gas, Inc.
                          Two Warren Place
                 6120 South Yale Avenue, Suite 813
                       Tulsa, Oklahoma  74136
                            (918) 495-1011
________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications)

                          - with copies to -

                       Lynnwood R. Moore, Jr.
                          Conner & Winters
                     A Professional Corporation
                       3700 First Place Tower
                          15 E. 5th Street
                    Tulsa, Oklahoma  74103-4344
                           (918) 586-5711

                          October 11, 2000
___________________________________________________________________________
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08659A104                                             Page 2

__________________________________________________________________________
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Rolf N. Hufnagel
__________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                (b) [ ]

___________________________________________________________________________

3 SEC USE ONLY


___________________________________________________________________________

4 SOURCE OF FUNDS (See Instructions)

  Not applicable
__________________________________________________________________________

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                               [ ]

__________________________________________________________________________

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America

__________________________________________________________________________

NUMBER OF       7  SOLE VOTING POWER

SHARES             1,168,000
                _________________________________________________________
BENEFICIALLY
                8  SHARED VOTING POWER
OWNED BY
                   -0-
EACH            _________________________________________________________

REPORTING       9  SOLE DISPOSITIVE POWER

PERSON             1,168,000
                ________________________________________________________
WITH
                10 SHARED DISPOSITIVE POWER

                   -0-
_________________________________________________________________________

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,168,000
_________________________________________________________________________

12 CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
   (See Instructions)                                                [ ]
_________________________________________________________________________

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   9.46%
_________________________________________________________________________

14 TYPE OF REPORTING PERSON (See Instructions)

   IN
_________________________________________________________________________

CUSIP No. 08659A104                                                Page 3

      This Amendment No. 1 amends the Schedule 13D dated September 10, 2000, filed by Rolf N. Hufnagel and relates to shares of common stock, par value $.001 per share (the "Common Stock") of Beta Oil & Gas, Inc., a Nevada corporation ("Beta").


ITEM 1.    SECURITY AND ISSUER

      No modification.


ITEM 2.    IDENTITY AND BACKGROUND

      No modification.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      No modification.

ITEM 4.    PURPOSE OF TRANSACTION

      No modification.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      Parts (a), (b) and (c) of Item 5 of the Schedule 13D are hereby replaced in their entirety as follows:

      (a) Mr. Hufnagel presently is the beneficial owner of 1,168,000 shares of Common Stock of Beta. These securities represent 9.46% of the outstanding shares of Common Stock of Beta.

      (b) Mr. Hufnagel has the sole power to vote and dispose of 1,168,000 shares of Common Stock of Beta.

      (c) Since the filing of his Schedule 13D, Mr. Hufnagel has sold 272,000 shares of the Common Stock of Beta in separate sales on the open market as follows: on September 25, 2000, 2,000 shares were sold for $8.625 per share; on October 11, 2000, 245,000 shares were sold for $7.375 per share; on October 25, 2000, 5,000 shares were sold for $8.1875 per share, and 10,000 shares were sold for $8.2331 per share; and on October 26, 2000, 10,000 shares were sold for $8.1875 per share. All of these sales were made pursuant to Beta's registration statement on Form S-3 (File No. 333-45586). The sales of shares resulted in a decrease in Mr. Hufnagel's beneficial ownership of more than 1% of the class outstanding, and are the subject of this amendment.

      There is no modification to parts (d) and (e) of Item 5.

CUSIP No. 08659A104                                            Page 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      No modification.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

      No modification.


                             SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     /s/  Rolf N. Hufnagel
Dated:  October 26, 2000           _____________________________________
                                   Rolf N. Hufnagel





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).